Exhibit 4.2

SINO AUS GROUP PTY LTD
46/650 GEORGE ST
SYDNEY, NSW 2000

SERVICE AGREEMENT

This Agreement is entered into on this 5 October 2025 by and

BETWEEN

(1) **KNOREX LTD.**, a company incorporated in Cayman Islands and having its registered address at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (the "**Company**") and its subsidiaries (collectively, the "**Group**"); and

(2) **SINO AUS GROUP PTY LTD,** a company incorporated in Australia and having its office at 46/650 George St Sydney NSW 2000 (the "**Service Provider**").

WHEREAS

(A) The Company wishes to engage the Service Provider to provide capital management consultancy and sourcing for potential investor(s) services as part of its post-IPO activities, and the Service Provider is willing and able to provide the said services to the Company as per its request;

(B) The parties have decided to enter into this Agreement in pursuance of the foregoing, on the terms and conditions set out below.

NOW IT IS AGREED as follows

1 SERVICES

During the term of this Agreement, the Service Provider shall provide the capital management consultancy and sourcing for potential investor(s) services as spelt out in Annex A ("**Services**") to the Company with effect from the Date of this Agreement.

Notwithstanding the Services provided by Service Provider to the Company in Annex A, the Company acknowledges and accepts that: -

(a) the Service Provider is not providing any professional financial, legal, tax, investment, accounting or regulatory advice to the Company in any jurisdiction, this is the role of the professionals to be engaged by the Company;

(b) no representation or warranty is given by the Service Provider in relation to the merits of the condition, financial or otherwise, and credibility of any of the parties whom the Service Provider may introduce to the Company; and

(c) the Service Provider is not undertaking the placement of any share or unit in the Company.

(d) The Service Provider shall at all times make disclosure to the Company in regards to any and all: 1) passing or promises of benefit, including but not limited to any

kickbacks, rebates or commissions, from any third party service provider (or its associates) to the Service Provider (or its associates) in connection with the introduction of the third party to the Company or the third party's provision of good or services to the Company; 2) facts matters or circumstances which may, when assessed reasonably, give rise to a conflict between the Service Provider's own interest and that of the Company in a material way.

(e) The Service Provider shall apply its best efforts and act in good faith to promote the interests of the Company when providing the Services to the Company.

2 COMMENCEMENT

The Service Provider shall begin to provide the Services after the signing of this Agreement and shall continue to provide the Services unless otherwise stated in accordance with the terms specified hereunder.

3 FEES AND REMUNERATION

3.1 In consideration of the provision of the Services, and subject to the Service Provider continuing to provide its services to the Company during the term of this Agreement, the Company agrees to pay the Service Provider USD1,200,000 (in cash) upon the commencement of this Agreement;

3.2 All disbursements or out-of-pocket expenses (such as transportation costs, documents courier cost etc) incurred by the Service Provider and directly identifiable to the aforesaid provision of Services is to be indemnified by the Company, on the condition that:

(a) prior written consent from the Company will be required for any expense amount in excess of US$2,500 per occurrence or per event;

(b) the total amount of out-of-pocket expenses to be indemnified by the Company is capped at US$10,000 per occurrence or per event;

(c) in order to receive any reimbursement, the Service Provider must have provided to the Company a claim for the reimbursement together with all relevant supporting evidence, a tax invoice for the reimbursement, and, that the amount claimed will not be in breach of the total cap applicable under subclause (b).

4. OTHER PROFESSIONALS

The Service Provider shall advise the Company on the appointment of other professionals, including tax, audit, accounting and public relations professionals as the Service Provider may deem appropriate. The decision of any appointment of professionals remains at the Company's sole discretion. For the avoidance of doubt, the cost of appointing such other professionals shall be borne by the Company.

5. CONFIDENTIALITY

The Service Provider agrees to treat all Confidential Information concerning the Company as being strictly confidential. Both parties shall agree to keep confidential the terms of this Agreement. "Confidential Information" includes data, materials, product, technical and economic information, marketing strategies, trade secrets, customer lists, know-how, ideas, discoveries, inventions, improvements, specifications, instructions and software (including source code) disclosed or provided, directly or indirectly, by the Company under this Agreement, whether oral, written, machine readable, in a physical embodiment or otherwise, which is disclosed for the purpose of the Services to Service Provider and which is identified by Company at the time of disclosure as being confidential or proprietary.

For purposes of this Agreement hereof, the term confidential Information shall not include such portion of the information which:

(a) was in the public domain at the time of its disclosure or thereafter becomes part of the public domain by publication or otherwise subsequent to the time of disclosure under this Agreement through no fault of the Service Provider; or

(b) was known to the Service Provider or in its possession on a non-confidential basis prior to or at the time of disclosure; or

(c) is disclosed on a non-confidential basis with the written approval of the Company; or

(d) is independently developed by the Service Provider without use of the Confidential Information; or

(e) is rightfully furnished to the Service Provider by a third Party having the authority to disclose such Information without restriction; or

If the Service Provider is required by law or any regulatory authorities to disclose any confidential information, the Service Provider shall notify the Company within reasonable time frame and then may disclose the confidential information to the extent reasonably necessary for the relevant purposes.

6. EXPIRY AND TERMINATION

6.1 Unless terminated earlier, this Agreement shall expire by the end of twelve (12) months from the date of this Agreement. Any extension or renewal shall require mutual consent in writing.

6.2 The Company may terminate this Agreement at any time, without cause, by providing a written notice of at least fourteen (14) calendar days to the Service Provider.

6.3 This Agreement shall terminate automatically if either Party:

(a) commit any breach of its obligations under this Agreement and shall fail to make good such breach within thirty (30) days of receipt of written notice from the other Party requiring it to do so;

(b) go into liquidation (except a voluntary liquidation for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the other Party) or if a receiver is appointed over any of its assets; and

(c) shall cease to be authorised under the laws of any relevant jurisdiction to perform its respective duties and obligations under this Agreement.

6.4 Upon expiry or termination of this Agreement, both parties shall be released from their obligations hereunder save for except any accrued rights and liabilities and in particular, any fees earned, due or payable, and out-of-pocket expenses and other fees incurred by or due and payable to the Service Provider up to and including the date of expiry or termination which shall be reimbursed by the Company. Clauses 5, 7, 8 and 9 of this Agreement shall survive the expiry or termination of this Agreement and shall remain in full force and effect. The Company shall pay the Service Provider within fourteen (14) calendar days of the Service Provider's written request, all fees and expenses due and payable to the Service Provider under this Agreement. For clarity, where this Agreement is terminated at a time before any fee item becomes entitled to the Service Provider or becomes payable by the Company to the Service Provider, then such fee items shall no longer be payable and the Service Provider is disentitled to receive the same.

7. AMENDMENTS AND ASSIGNMENTS

This Agreement cannot be modified or changed, nor can any of its provisions be abandoned, except by written agreement signed by, or on behalf of, each party hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign its rights under this Agreement without the prior written consent of all other parties. For clarity, any party exclusively benefited by a clause may by written direction to the other party waive the operation of that clause without affecting the rest of this

Agreement.

8. INDEMNITY

8.1 The Company agrees with the Service Provider that the Company shall indemnify and hold harmless the Indemnified Persons (as defined under Clause 8.3 below) from and against all claims, actions, proceedings, demands, liabilities, losses, damages, costs and expenses arising out of or in connection with the engagement hereunder or which arise out of any breach by the Company of any of its obligations or duties or any warranties under the terms of this Agreement, which any Indemnified Person may suffer or incur in any jurisdiction and all costs and expenses incurred incidental thereto by any Indemnified Person, including those incurred in connection with the investigation of, preparation for or defence of, any pending or threatened litigation or claim within the terms of this indemnity or any matter incidental thereto, provided that the Company will not be responsible for any liabilities, losses, damages, costs or expenses which are finally determined by a judgment of a court of competent jurisdiction to have resulted from the fraud, willful misconduct or default or gross negligence on the part of the Indemnified Person, and sums already paid by the Company under this indemnity but which fall within this proviso shall be reimbursed in full.

8.2 For the avoidance of doubt, the Service Provider has been retained as an independent contractor with services to be provided solely to the Company. Nothing in this Agreement shall be construed to establish a partnership or a joint venture between the Company and the Service Provider.

8.3 For the purposes of this Agreement, "Indemnified Person" means the Service Provider, and any of its subsidiaries, associated companies or affiliates (wherever situated) and their respective directors, officers, agents and employees and each other person, if any, controlling the Service Provider or any of them.

9. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with the laws of Singapore. In respect of any dispute arising out of or in connection with this Agreement the parties shall submit to the non-exclusive jurisdiction of the Singapore courts. Unless specifically mentioned herein, a person or entity that is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act (Chapter 53B, Singapore Statutes) to enforce or enjoy the benefit of any term in this Agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

KNOREX LTD.

[redacted]

Name: Justin Choo

Designation: CEO

SINO AUS GROUP PTY LTD

[redacted]

Name: Denver Li

Designation: Director

APPENDIX A

Scope of Services ("Services') encompasses the following:

a) Strategizing with the Company on its positioning and roadmap for its capital fundraising post-listing.

b) Introduce, source and screen potential investor(s) for purposes of capital raising meeting the criteria agreed with the Company;

c) Arrange and coordinate the initial meeting to introduce potential investor(s);

d) Review and comment on the termsheets and deal structure provided by prospective investor(s), particularly in comparison with other offers;

e) Co-ordinate and manage the activities of all parties involved in the fundraising;

f) Assist in negotiation on behalf of the Company;

g) Introduce and recommend professional advisers such as the lead managers, underwriters, book-runners, auditors, solicitors, attorneys, company secretary, share register etc.